Filed by Timmins Gold Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Capital Gold Corp.

Commission File No.: 333-172161

Suite 520 – 609 Granville Street

Vancouver, BC, V7Y 1G5

Tel.: (604) 682-4002

Fax: (604) 682-4003

March 23, 2011	TSX: TMM

NEWS RELEASE

SHARES OF TIMMINS GOLD COMMENCE TRADING ON TORONTO STOCK EXCHANGE

VANCOUVER, B.C. – Timmins Gold Corp. (TSX:TMM) is pleased to announce that effective at the opening of trading today its common shares were listed for trading on the Toronto Stock Exchange (“TSX”) and delisted from the TSX Venture Exchange. Timmins Gold will continue to use the stock symbol TMM for trading in its shares on the TSX. Timmins Gold CEO Bruce Bragagnolo and President Arturo Bonillas thank both the TSX, for working together with the company to facilitate the listing on Canada’s senior stock exchange, and also the shareholders for their continued support of the company throughout the TSX listing process. As noted in an earlier news release, the listing marks another milestone reflecting the rapid growth of Timmins Gold over the last few years and provides access to larger pools of growth capital and creates greater liquidity.

Important Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a business combination transaction with Capital Gold proposed by Timmins Gold. This material is not a substitute for the prospectus/offer to exchange Timmins Gold has filed with the SEC regarding the exchange offer and will send or give to Capital Gold shareholders when the exchange offer is commenced or for any other document which Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold shareholders in connection with the exchange offer. INVESTORS AND SECURITY HOLDERS OF TIMMINS GOLD AND CAPITAL GOLD ARE URGED TO READ THE PROSPECTUS/OFFER TO EXCHANGE AND ANY OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. Such documents, as well as solicitation statements relating to the Consent Solicitation and the Proxy Solicitation, are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, or at the web site maintained by the Canadian securities regulators at www.sedar.com, or by directing a request to Timmins Gold at Suite 520 – 609 Granville Street, Vancouver, BC, Canada V7Y-1G5 or at www.timminsgold.com.

Timmins Gold and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Capital Gold’s shareholders in respect of the proposed transaction with Capital Gold. Information regarding Timmins Gold’s directors and executive officers is available in a prospectus/proxy statement Timmins Gold filed with the SEC regarding the proposed transaction. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or other documents filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “plan”, “anticipate,” “believe,” “estimate,” “predict,” “potential,” “opportunity” or “continue” or the negative of these terms or other comparable terminology. These statements are predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, production, reserves, level of activity, performance or achievements to be materially different from any future results, production, reserves, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Actual results could also differ materially because of factors such as Timmins Gold’s ability to promptly and effectively integrate the businesses of Capital Gold and Timmins Gold, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. While these forward-looking statements, and any assumptions upon which they are based, reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

About Timmins Gold

Focused in Mexico, Timmins Gold Corp. became a gold producer in April 2010 with the commencement of commercial production at its wholly owned San Francisco Mine in Sonora, Mexico. In addition, the Company has an extensive portfolio of gold projects in Mexico.

Contacts:

Timmins Gold Corp.

Bruce Bragagnolo

CEO and Director

604-638-8980

bruce@timminsgold.com

www.timminsgold.com

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